Valneva Provides Update on Recommendations for Use of IXCHIQ® in the United Kingdom

Lyon (France), February 13, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that following a review of the benefits and risks of the Company’s single-dose chikungunya vaccine, IXCHIQ®, the United Kingdom’s (UK) Commission on Human Medicines (CHM) has updated its recommendations for use of the vaccine.
The updated Prescribing Information (PI) will reflect these recommendations, which now include a restriction for individuals over 60 years of age, for people with specified health conditions, as well as timing of vaccination prior to travel. For further details please refer to this link.
The MHRA confirmed that the benefit–risk profile of IXCHIQ® remains favorable for individuals aged 18 to 59 years who are at risk of chikungunya infection and do not have the contraindicated underlying medical conditions.
The update follows MHRA’s temporary suspension on the use of IXCHIQ® in older individuals1, which was based on reports of serious adverse events (SAEs), mainly in elderly people with significant underlying medical conditions during an outbreak vaccination campaign on the French island of La Reunion.
Valneva is committed to upholding the highest safety standards and will continue monitoring post marketing safety data of IXCHIQ® and work in a collaborative way with all relevant authorities to potentially further update recommendations and restrictions of use, if justified.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years2. In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas3. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas3 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem4.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly
1 https://www.gov.uk/drug-safety-update/ixchiq-chikungunya-vaccine-temporary-suspension-in-people-aged-65-years-or-older
2 Reemergence of Chikungunya Virus
3 Vaccine and Therapeutic Options To Control Chikungunya Virus
4 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines. Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

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